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EXHIBIT 99.1

Management's Discussion and Analysis

        The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada and the related notes to these financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries.

OVERVIEW

Description of Our Business

        We are a global leader in providing integrated information solutions to business and professional customers. In a global economy in which the flow of information is vital, we supply our customers with business-critical information from multiple Thomson and third-party databases and further enhance its value with analysis, insight and commentary. To enhance the speed and accessibility of information to our customers, we increasingly deliver information and services electronically. As we increasingly integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

        We serve customers in the following sectors: law, tax, accounting, higher education, reference information, corporate training and assessment, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth.

        We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory,

  •
  Thomson Learning,

  •
  Thomson Financial, and

  •
  Thomson Scientific & Healthcare.

        We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate costs, costs associated with our stock appreciation rights and the results of Thomson Media, which is a business unit we established in 2001 to manage print-based businesses that previously were maintained in our financial group.

Seasonality

        We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of Adjusted EBITDA, Adjusted Operating Profit, Free Cash Flow, Adjusted Earnings from Continuing Operations and Net Debt

        We use the following to measure our operating performance, including our ability to generate cash flow:

  •
  Adjusted EBITDA.  Adjusted EBITDA is defined as earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net gains/losses on disposals of businesses and investments and equity in net losses of associates, net of tax. Among other things, adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues.

  •
  Adjusted operating profit.  Operating profit before amortization and restructuring charges, or adjusted operating profit, reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

  •
  Free cash flow.  We also evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings from continuing operations.  We measure our earnings attributable to common shares to adjust for non-recurring items and discontinued operations, which we refer to as adjusted earnings from continuing operations, to assist in comparing this measure from one period to another.

  •
  Net debt.  We measure our indebtedness by including associated hedging instruments (swaps) on our debt and excluding cash and cash equivalents. Given that we hedge debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We exclude cash and cash equivalents on the basis that they could be used to pay down debt.

        Adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, adjusted operating profit margin, free cash flow, adjusted earnings from continuing operations, net debt and related measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles, or GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, adjusted operating profit margin to net earnings in our income statement under GAAP in the "Reconciliations" section at the end of this management's discussion and analysis. Adjusted earnings from continuing operations is reconciled to earnings attributable to common shares in our income statement under GAAP and free cash flow to our statement of cash flow under GAAP in the "Consolidated Operations" section of this management's discussion and analysis. We reconcile net debt to total debt in our balance sheet under GAAP in the "Liquidity and Capital Resources" section of this management's discussion and analysis.

RESULTS OF OPERATIONS

        The following discussion compares our results in the three-month and six-month periods ended June 30, 2003 and 2002.

Consolidated Operations

        Our results from continuing operations exclude the results of DBM, or Drake Beam Morin, a provider of human resource solutions, as well as our healthcare magazine operations, both of which are currently classified as discontinued operations and are further discussed under "Discontinued Operations" below. Our market group results represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations (i.e., disposals). The principal businesses included in disposals were various businesses in our financial market group. The following table sets forth our summarized results from continuing operations.

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change	2003	2002	Change
Consolidated Operations
Revenues	1,769	1,740	2%	3,359	3,331	1%
Adjusted EBITDA	427	400	7%	677	608	11%
Adjusted EBITDA margin	24.1%	23.0%		20.2%	18.3%
Operating profit	219	200	10%	261	217	20%
Operating profit margin	12.4%	11.5%		7.8%	6.5%
Adjusted operating profit	292	276	6%	407	365	12%
Adjusted operating profit margin	16.5%	15.9%		12.1%	11.0%
Earnings attributable to common shares	111	88	26%	177	52	240%

        Revenues.    In both the three-month and six-month periods ended June 30, 2003, revenue growth reflected contributions from acquisitions and the impact from favorable foreign currency translation. Growth from certain existing businesses was offset primarily by reduced revenues within our financial group and the timing of sales of new editions within the academic business of our learning group.

        In the three months and six months ended June 30, 2003, products and services delivered electronically accounted for 59% and 62% of our revenues, respectively. Those percentages were equivalent to the percentages in the corresponding periods in 2002, and compare to 53% for the year ended December 31, 2002. Because of the seasonality of our learning group, which has a higher percentage of print-based revenues than our other market groups, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year. Historically, customer buying patterns in our learning group have been concentrated in the second half of the year. Therefore, to the extent that revenues in our learning group increase throughout the year, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year.

        To conform to the current year's presentation, revenues and expenses for the corresponding 2002 periods within our learning and financial groups have been increased in order to present on a gross basis certain fees charged to our customers that had previously been netted. This reclassification had no impact on adjusted EBITDA or adjusted operating profit, and each reclassification is discussed in more detail within the market group discussions below.

        Operating profit.    Operating profit and related margin growth in the three months and six months ended June 30, 2003 reflected cost savings efforts across the corporation and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation. Those increases were partially offset by higher depreciation expense in both periods of 2003. In the three-month period ended June 30, 2003, an increase in the trading price of our common shares resulted in an expense associated with our stock appreciation rights, as compared to a benefit in the same period a year ago. For the six-month period ended June 30, 2003, expense associated with our stock appreciation rights was relatively constant with that of the prior year period.

        Adjusted EBITDA and adjusted operating profit.    Similar to "Operating profit" above, the increase in adjusted EBITDA and related margins during the three months and six months ended June 30, 2003 reflected cost savings efforts across the corporation and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation. In the three-month period ended June 30, 2003, those increases were partially offset by increased expense associated with our stock appreciation rights. For the six-month period ended June 30, 2003, expense associated with our stock appreciation rights was relatively constant. Adjusted operating profit increased in both periods of 2003 for the same reasons, but the increases were partially offset by higher depreciation expense in both periods.

        Depreciation and amortization.    Depreciation in the three-month period ended June 30, 2003 increased 9% to $135 million from $124 million in the comparable period of 2002. In the six-month period ended June 30, 2003, depreciation increased 11% to $270 million from $243 million in the comparable period in 2002. These increases reflected recent acquisitions and capital expenditures. Amortization in the second quarter of 2003 decreased 4% to $73 million from $76 million in the second quarter of 2002 as a result of the completion of amortization for certain intangible assets acquired in previous years. For the six months ended June 30, 2003, amortization increased 3% to $146 million from $142 million in the comparable period in 2002 due to the amortization of intangible assets acquired in the last twelve months.

        Restructuring charges.    We incurred restructuring charges of $6 million in the first quarter of 2002 related to strategic initiatives in our legal and regulatory group and Thomson Media. No restructuring charges were incurred in the second quarter of 2002 or the first six months of 2003.

        Net (losses) gains on disposals of businesses and investments.    In the six-month period ended June 30, 2003, net gains on disposals of businesses and investments were $56 million compared to a loss of $1 million in the comparable prior year period. The net gain in the current year consisted primarily of a gain on the sale of our 20% interest in Bell Globemedia Inc., or BGM. This sale is discussed in "Related Party Transactions" below.

        Net interest expense and other financing costs.    Our interest expense in the three months ended June 30, 2003 decreased 15% to $63 million from $74 million in the corresponding period in 2002. For the six months ended June 30, 2003, our interest expense decreased 12% to $128 million from $146 million in the comparable period in 2002. The decreases in interest expense in both periods reflected lower levels of outstanding net debt during the first half of 2003 than in the same period in 2002.

        Income taxes.    Higher income tax expense in each period reflects increased income before taxes and equity in associates, as well as the geographical mix of earnings before taxes.

        Equity in net losses of associates, net of tax.    Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for under the equity method. For the three months ended June 30, 2003, equity in net losses of associates, net of tax, was $5 million, compared to a loss of $16 million in the comparable prior year period. For the six months ended June 30, 2003, equity in net losses of associates, net of tax, was $9 million, compared to $22 million in the prior year period. Our proportionate share of losses was higher in both periods of 2002 because of the writedown of an equity investment in the prior year periods.

        Earnings attributable to common shares.    Earnings attributable to common shares for the six months ended June 30, 2003 include $21 million related to the redemption of our Series V Cumulative Redeemable Preference Shares. We redeemed these shares on April 14, 2003 for Cdn$25.50 per share plus accrued and unpaid dividends up to, but not including, the redemption date. The $21 million represents the difference between the historical value of $332 million and the redemption amount of

$308 million, which was due to exchange rate fluctuations of $30 million less the premium paid on the redemption of $6 million, and taxes of $3 million.

        In the three months and six months ended June 30, 2003, earnings attributable to common shares were $111 million and $177 million, respectively, compared to $88 million and $52 million in the comparable periods in 2002. These results are not directly comparable, however, because of certain one-time items. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the three-month and six-month periods ended June 30, 2003 and 2002, after adjusting for one-time items in those periods.

	Three months ended June 30,		Six months ended June 30,
(unaudited) (millions of U.S. dollars, except per common share amounts)
	2003	2002	2003	2002
Earnings attributable to common shares	111	88	177	52
Adjust for one-time items:
Net losses (gains) on disposals of businesses and investments	—	4	(56)	1
Restructuring charges	—	—	—	6
Tax on above items	—	(1)	(1)	(2)
Net losses (gains) on redemption of preference shares	3	—	(21)	—
Discontinued operations	(8)	(12)	(18)	(23)

Adjusted earnings from continuing operations attributable to common shares	106	79	81	34

Adjusted earnings per common share from continuing operations	$0.16	$0.12	$0.12	$0.05

        On a comparable basis, our adjusted earnings from continuing operations for the three months ended June 30, 2003 were $106 million, compared to adjusted earnings from continuing operations of $79 million for the comparable period in 2002. This increase reflected higher operating profit, stemming from contributions from acquisitions and cost controls and lower interest expense. Higher expense associated with stock appreciation rights and lower equity in net losses of associates, net of tax, largely offset each other.

        Our adjusted earnings from continuing operations for the six months ended June 30, 2003 were $81 million, compared to $34 million for the comparable period in 2002. The increase reflected higher operating profit, lower interest expense, and lower equity in net losses of associates.

Thomson Legal & Regulatory

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change	2003	2002	Change
Revenues	769	733	5%	1,446	1,398	3%
Adjusted EBITDA	244	226	8%	396	364	9%
Adjusted EBITDA margin	31.7%	30.8%		27.4%	26.0%
Adjusted operating profit	200	186	8%	309	285	8%
Adjusted operating profit margin	26.0%	25.4%		21.4%	20.4%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable GAAP measures.

        In the three-month and six-month periods ended June 30, 2003, our legal and regulatory group experienced revenue growth within its existing businesses from Westlaw, the Checkpoint online tax service, sales of tax compliance software, FindLaw, contributions from acquired businesses and favorable foreign currency translation. The performance was partially offset by ongoing weakness in the news and business information sector, anticipated decreases in sales of print and CD products, and lower revenues within the global trademark businesses. Growth from acquired businesses was primarily derived from Elite Information Group, a provider of back-office software to law firms that was acquired in May 2003.

        In the United States, the increase in Westlaw revenues was driven by strong growth in the large and mid-sized law firm market segments and the corporate and governmental markets. Outside the United States, Westlaw revenues increased particularly in Europe, Canada and the Asia-Pacific region. The North American tax and accounting businesses experienced a strong second quarter in 2003, led by higher revenues from the Checkpoint online service and key tax software products. Finally, FindLaw revenues increased significantly as a result of strong new sales performance and good renewal activity.

        For the three-month and six-month periods ended June 30, 2003, the growth in adjusted EBITDA and adjusted operating profit, and their corresponding higher margins, reflect the revenue growth described above, reduced costs in the tax and accounting group and the impact of cost containment, including a reduced level of manufacturing-related expenses.

Thomson Learning

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change	2003		2002		Change
Revenues	397	388	2%	724		716		1%
Adjusted EBITDA	46	41	12%	23		16		44%
Adjusted EBITDA margin	11.6%	10.6%		3.2%		2.2%
Adjusted operating profit	10	10	—	(47)		(44)		(7%	)
Adjusted operating profit margin	2.5%	2.6%		(6.5%	)	(6.1%	)

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable GAAP measures.

        In the second quarter of 2003, our learning group recorded improved performance within higher education and international and certain businesses within its lifelong learning group. However these increases were offset by reduced sales of library reference materials and continued weakness in the information technology testing market. In both the three and six-month periods ended June 30, 2003, revenues were further impacted by the timing of sales of new editions within the academic business, as discussed below. Overall, revenues in both periods were favorably impacted by foreign currency translation.

        To conform to the current year's presentation, revenues and expenses for the three-month and six-month periods ended June 30, 2002 have been increased by $6 million and $11 million, respectively, in order to present on a gross basis certain freight and distribution fees charged to our customers that had previously been netted. This reclassification had no impact on adjusted EBITDA or adjusted operating profit. However, it did decrease the adjusted EBITDA margin and adjusted operating profit margin for the three and six months ended June 30, 2002.

        As stated above, our learning group's second quarter and six month results are not indicative of its anticipated performance for the full year due to the seasonal nature of the academic business in which most of the revenues and profits are realized in the second half of the year. Moreover, our learning group has a strong new textbook list in place for this year and will offer approximately 20% more first edition and revised textbooks than in 2002. This is expected to result in a larger percentage of revenues being recognized in the second half of the year. Additionally, library budget cuts have affected the demand for reference materials. In our lifelong learning group, weakness in the information technology training business continued to result in lower corporate training budgets as our customers attempt to control costs.

        The increases in adjusted EBITDA and the related margins in the three-month and six-month periods arose from improved efficiencies realized from combining the acquired Harcourt businesses with existing businesses. Additionally, the prior year periods included certain non-recurring expenses relating to the

Harcourt acquisition. Higher depreciation expense resulting from recent acquisitions reduced adjusted operating profit and adjusted operating profit margin.

Thomson Financial

	Three months ended June 30,				Six months ended June 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change		2003	2002	Change
Revenues	379	403	(6%	)	762	809	(6%	)
Adjusted EBITDA	102	98	4%		196	192	2%
Adjusted EBITDA margin	26.9%	24.3%			25.7%	23.7%
Adjusted operating profit	60	57	5%		109	112	(3%	)
Adjusted operating profit margin	15.8%	14.1%			14.3%	13.8%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable GAAP measures.

        The decreases in revenues in both the three-month and six-month periods ended June 30, 2003 were primarily attributable to the difficult market conditions that continue in the global financial services industry. Lower levels of transactional services such as mergers, acquisitions and equity offerings have led to reduced earnings for many of our customers. Those customers are responding by continuing to reduce their capital spending and budgets, which in turn has led to product cancellations and pressure on our pricing. Although new sales increased and cancellation rates declined in the second quarter, difficult market conditions continued to affect demand for financial services, especially in Europe. Decreases in revenues were partially offset by the favorable impact of foreign currency translation.

        To conform to the current year's presentation, revenues and expenses for the three-month and six-month periods ended June 30, 2002 have been increased by $18 million and $36 million, respectively, in order to present on a gross basis certain stock exchange fees charged to our customers that had previously been netted. This reclassification had no impact on adjusted EBITDA or adjusted operating profit; however, it did decrease adjusted EBITDA margin and adjusted operating profit margin for the six months ended June 30, 2002.

        Adjusted EBITDA and the related margins increased in both the three-month and six-month periods of 2003 as the effects of leveraging initiatives, cost controls and platform consolidation across the businesses in our financial market group offset the decrease in revenues.

        For the three months ended June 30, 2003, higher adjusted EBITDA generated an increase to adjusted operating profit, offset partially by increased depreciation expense. In the six-month period of 2003, higher depreciation expense led to a decrease in adjusted operating profit. Adjusted operating profit margins improved in both periods reflecting improved adjusted EBITDA margins.

Thomson Scientific & Healthcare

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars)
	2003	2002	Change	2003	2002	Change
Revenues	181	159	14%	350	307	14%
Adjusted EBITDA	46	33	39%	80	63	27%
Adjusted EBITDA margin	25.4%	20.8%		22.9%	20.5%
Adjusted operating profit	37	27	37%	64	50	28%
Adjusted operating profit margin	20.4%	17.0%		18.3%	16.3%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable GAAP measures.

        The increase in revenues was attributable to growth from existing businesses, contributions from acquired companies and favorable currency translation. Growth from existing businesses was primarily due to increases in continuing medical education revenues and higher subscription revenues for the Web of Science and Micromedex electronic product portfolio. This was partially offset by lower sales of patent information.

        Revenue growth from acquisitions resulted primarily from Current Drugs, a provider of databases to the pharmaceutical and biotechnology industries acquired in August 2002; Wila Verlag, a provider of patent information acquired in April 2002; and Delphion Research Site, a patent research solution acquired in December 2002.

        The increases in adjusted EBITDA, adjusted operating profit and the corresponding margins resulted from these increased revenues as well as from cost controls.

Corporate and other

        Revenues, which related solely to Thomson Media, decreased 4% from $56 million in the second quarter of 2002 to $54 million in the second quarter of 2003. Revenues decreased 4% from $99 million in the six months ended June 30, 2002 to $95 million in the six months ended June 30, 2003. These decreases were due to continued weakness in the global financial services industry and the related advertising market.

        In the second quarter of 2003, the adjusted EBITDA loss was $11 million, compared to $2 million in the comparable period in 2002. The increased loss in the three-month period ended June 30, 2003 reflected an increase in the trading price of our common shares that resulted in an expense associated with our stock appreciation rights, as compared to a benefit in the second quarter of 2002. The adjusted EBITDA loss for the six months ended June 30, 2003 was $19 million, compared to $32 million for the comparable period in 2002. The reduction in the loss for the six-month period was attributable to both improved performance of Thomson Media and reduced corporate expenses. For the six-month period, expense associated with our stock appreciation rights was relatively constant with that of the prior year period.

        Effective January 1, 2003, we began expensing the fair value of all stock options issued with restatement of prior periods. Included within "Corporate and other" for the three-month and six-month periods ended June 30, 2003 are charges of $5 million (2002 — $4 million) and $10 million (2002 — $8 million), respectively, relating to compensation expense associated with stock options.

Discontinued Operations

        In May 2003, we announced our intention to sell our portfolio of healthcare magazines that primarily target physicians, pharmacists, nurses, dentists and veterinarians. The magazines had previously been managed within our scientific & healthcare group. In June 2003, we announced our intention to sell DBM, a provider of human resource solutions, which had been managed within our learning group. Neither of these businesses is considered fundamental to our integrated information offerings. We expect to complete these transactions later this year. For more information on these discontinued operations see Note 5 of our unaudited interim consolidated financial statements.

Liquidity and Capital Resources

Financial Position

        At June 30, 2003, our total assets were $18.2 billion, a decrease of 2% from December 31, 2002. The decrease in total assets resulted from a reduction in accounts receivable of $289 million, reflecting the seasonality of our businesses, as well as the effect of depreciation and amortization, and the sale of our 20% interest in BGM (discussed below in "Related Party Transactions"). These decreases were partially offset by the impact of foreign currency translation. Our total assets by market group were as follows as of the dates indicated:

	As at June 30, 2003 (unaudited)		As at December 31, 2002
(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets
Thomson Legal & Regulatory	7,264	40%	7,195	39%
Thomson Learning	5,000	27%	5,103	28%
Thomson Financial	2,939	16%	3,022	16%
Thomson Scientific & Healthcare	932	5%	987	5%
Corporate and other	1,812	10%	1,974	11%
Discontinued operations	289	2%	261	1%

Total assets	18,236	100%	18,542	100%

        The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

(millions of U.S. dollars)	As at June 30, 2003	As at December 31, 2002
Short-term indebtedness	598	316
Current portion of long-term debt	341	318
Long-term debt	3,757	3,487

Total debt	4,696	4,121
Swaps	(141)	161

Total debt after swaps	4,555	4,282
Less: cash and cash equivalents	(598)	(709)

Net debt	3,957	3,573

Shareholders' equity	8,546	8,966

Net debt/equity ratio	0.46:1	0.40:1

        At June 30, 2003, shareholders' equity included $110 million of preference share capital redeemable only at our option (December 31, 2002 — $442 million). The reduction from the December 31, 2002 balance was partially the result of the redemption of our outstanding Series V Cumulative Redeemable Preference Shares in April 2003.

        The following table displays the changes in our shareholders' equity for the six months ended June 30, 2003:

(millions of U.S. dollars)
Balance at January 1, 2003	8,966
Earnings attributable to common shares for the six months ended June 30, 2003	177
Redemption of Series V Cumulative Redeemable Preference Shares	(332)
Additional paid in capital related to stock option expense	11
Issuance of common shares under stock incentive plan	1
Dividends paid on common shares	(425)
Reduction of cumulative translation losses	148

Balance at June 30, 2003	8,546

Cash Flow

        Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and the reinvestment of dividends, primarily by The Woodbridge Company Limited, or Woodbridge, our principal shareholder. Woodbridge and we recently agreed to discontinue Woodbridge's commitment to particiate in our dividend reinvestment plan. Please see "Related Party Transactions" below for more information. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

        Operating activities.    Cash provided by our operating activities in the three months ended June 30, 2003 was $327 million compared to $341 million for the comparable period in 2002. The decrease reflected the timing of accounts receivable collection, an increase in prepaid expenses and inventory levels, offset by the timing of payments related to accounts payable and accrued expenses and a higher level of adjusted EBITDA.

        Cash provided by our operating activities in the six months ended June 30, 2003 was $492 million compared to $510 million for the comparable period in 2002. The decrease reflected the timing of accounts receivable collection, the timing of payments related to accounts payable and accrued expenses and an increase in inventory, offset by a higher level of adjusted EBITDA.

        Investing activities.    Cash used in our investing activities in the three months ended June 30, 2003 was $261 million compared to $226 million for the comparable period in 2002. The increase reflected a higher level of acquisitions in the second quarter of 2003. Cash used in our investing activities in the six months ended June 30, 2003 was $124 million compared to $404 million for the comparable period in 2002. In the six-month period, higher acquisition activity was more than offset by proceeds from disposals. Of the $284 million of proceeds received in 2003, $279 million was received in the first quarter and related to the sale of our 20% interest in BGM.

        For the three months ended June 30, 2003, additions to property and equipment were $136 million, unchanged from the prior period. For the six months ended June 30, 2003, additions to property and equipment decreased 10% to $222 million. Lower additions in the six-month period reflected reduced capital expenditures in our learning, financial and scientific & healthcare groups.

        Other investing activities, which primarily comprise activity on acquisition and disposition-related reserves, were $18 million for the three months ended June 30, 2003 compared to $42 million in the prior period. For the six months ended June 30, 2003, other investing activities were $49 million compared to $98 million in the prior period. The decrease reflected the completion of many post acquisition and disposal activities during the period.

        Financing activities.    Cash used in our financing activities was $19 million and $480 million for the three months and six months ended June 30, 2003, respectively. These amounts reflected net borrowings of commercial paper and revolving bank credit facilities, payment for the redemption of our Series V preference shares, as well as dividends paid. Cash used in our financing activities was $250 million and $194 million for the three months and six months ended June 30, 2002, respectively. These amounts reflect repayments of commercial paper, revolving bank credit facilities and other debt, as well as dividends paid. These payments were partly offset by the receipt of proceeds from our common share issuance.

        The following table sets forth our dividend activity. Reinvested dividends relate primarily to Woodbridge.

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Dividends declared	118	111	514	221
Dividends reinvested	(41)	(41)	(89)	(81)

Dividends paid	77	70	425	140

        In the six months ended June 30, 2003, the increase in dividends declared and paid was due to a special dividend of $279 million in connection with the disposal of our 20% interest in BGM. See "Related Party Transactions" below.

        On April 14, 2003, we redeemed all 18,000,000 of our outstanding Series V Cumulative Redeemable Preference Shares for $308 million, plus $3 million of associated tax.

        On June 12, 2002, our common shares were listed on the New York Stock Exchange. On June 14, 2002, we and our principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by us and 17,435,899 common shares held by Woodbridge. Proceeds to us from the offering, net of the underwriting commissions and expenses, of $438 million were used for general corporate purposes, including the repayment of indebtedness. We did not receive any proceeds from the sale of common shares by Woodbridge. The expenses incurred from the offering were divided equally between us and Woodbridge, other than the underwriting commission, which was allocated based upon the proportionate share of the proceeds from the offering received by each party.

        Free cash flow.    The following table sets forth a calculation of our free cash flow for the three months and six months ended June 30, 2003 and 2002:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)
	2003	2002	2003	2002
Net cash provided by operating activities	327	341	492	510
Additions to property and equipment	(136)	(136)	(222)	(247)
Other investing activities	(18)	(42)	(49)	(98)
Dividends paid on preference shares	(1)	(5)	(7)	(11)
Additions to property and equipment of discontinued operations	(1)	(2)	(2)	(2)

Free cash flow	171	156	212	152

        The improvement in our free cash flow in both periods of 2003 was primarily a result of higher adjusted EBITDA and lower levels of acquisition and disposition related reserve activity, which are the principal components of other investing activities. In the six month period, higher free cash flow resulted from these improvements and lower capital expenditures, partially offset by the timing of payments related to accounts payable and accrued expenses, as well as higher royalty payments related to the increased fourth quarter 2002 revenues within the learning group.

        Commercial paper program and facilities.    At June 30, 2003, including related currency swaps, $582 million of commercial paper was outstanding compared to $305 million as of December 31, 2002. At June 30, 2003, we had total commitments under revolving credit facilities of $1,320 million. Of this amount, $540 million terminates in 2004 and $780 million terminates in March 2008. These facilities also support our commercial paper program and, therefore, the amount available under our revolving credit facilities is reduced to the extent we have commercial paper outstanding.

Related Party Transactions

        As at June 30, 2003, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares.

        In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services.

        In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. The elimination of this commitment reflects our expected ability to generate sufficient cash flow for our dividends. All eligible Thomson shareholders (including Woodbridge) will retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the DRIP. However, Woodbridge has advised management that it has no current intention to voluntarily participate.

        On March 17, 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor and accordingly was not a member of the committee. In connection with the sale, we paid a special dividend, equal to the proceeds received of $0.428 per common share.

        In June 2002, we completed a series of transactions to assist Woodbridge in reorganizing its holding of our common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of our directors. We issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly owned subsidiary of our company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly owned subsidiary was wound up into our company and the 431,503,802 common shares it held were cancelled. The total number of our common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed us for all costs and expenses arising from, and have agreed to indemnify us, our officers, directors, and shareholders against any liabilities that may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to our common shares or result in any other consequence to us or to our other shareholders.

        In June 2002, The Thomson Corporation PLC, a subsidiary of ours, redeemed its Series A ordinary shares held by Woodbridge for an aggregate redemption price of $0.6 million.

Employee Future Benefits

        While we will not finalize assumptions for our benefits plans until later this year, we anticipate that we will lower our discount rate used to measure obligations because of the decline in interest rates. This will cause these obligations to increase. As a result, the fair value of assets for our principal qualified defined benefit pension plans in the United States, United Kingdom and Canada may be less than the related accumulated benefit obligations of those plans on their annual measurement dates. We will evaluate whether to make voluntary contributions to these plans in the third and fourth quarters of this year.

Subsequent Events

        In July 2003, we acquired Gage Learning Corporation, a Canadian education publisher. The business will be managed within our learning group.

        In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan. See "Related Party Transactions" for further discussion.

        Also in July 2003, we reached a settlement with Skillsoft PLC, a competitor of our learning group, regarding our claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, they will pay us $44 million in two equal installments, the first of which was received in July 2003. The second installment will be received in July 2004.

Critical Accounting Policies

        Please refer to the "Critical Accounting Policies" section of the "Management's Discussion and Analysis" in our Annual Information Form, which is contained in our annual report on Form 40-F, for the year ended December 31, 2002 for information on accounting policies that we consider critical in preparing our consolidated financial statements. There have not been any significant changes to these policies, nor are there any new accounting policies that we would consider critical. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

Recently Issued Accounting Standards

        The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the Canadian Institute of Chartered Accountants, or CICA, have recently issued several accounting standards that are applicable to our activities. An overview of each of these standards follows:

Effective for the period ended June 30, 2003:

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. The Handbook Section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        We adopted Handbook Section 3475 early, with no material impact to our financial statements as of the date of adoption.

        Accounting Guideline AcG-14, Disclosure of Guarantees.    This Guideline was issued in February 2003 with the intention of harmonizing Canadian GAAP with U.S. GAAP. The Guideline, which is effective for periods beginning on or after January 1, 2003, requires disclosure of information about certain types of guarantee contracts that require payments contingent on specified types of future events. We adopted these disclosure requirements in our financial statements for the year ended December 31, 2002, with no material impact.

        EIC Abstract 134, Accounting for Severance and Termination Benefits.    In July 2003, the EIC revised its previously issued EIC Abstract 134, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP relative to this issue with U.S. GAAP.

        EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). In March 2003, the EIC issued EIC Abstract 135, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. This Abstract harmonizes Canadian GAAP relative to this issue with U.S. GAAP. The Abstract addresses costs including, but not limited to:

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred.

        The Abstract is effective prospectively for all exit or disposal activities initiated after March 31, 2003.

Effective for future periods:

        CICA Handbook Section 3110, Asset Retirement Obligations.    Effective for fiscal years beginning on or after January 1, 2004. This Handbook Section was issued in March 2003, with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The Handbook Section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. For example, the Handbook Section applies to obligations to restore leased property to its original condition upon termination of the lease.

        We are in the process of assessing the impact of Handbook Section 3110, which will reflect obligations in existence at the time of adoption, and is not expected to have a material impact.

        Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships, as well as establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        We are in the process of assessing the impact of AcG-13 and EIC Abstract 128, which will reflect the financial instruments in place at the date of adoption.

        Accounting Guidlines AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline, which is effective for fiscal years beginning on or after January 1, 2004, provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest in its consolidated financial statements.

        We are in the process of assessing the impact of AcG-15, but do not expect a material impact on our consolidated financial statements.

Outlook

        Our long-term financial targets remain to achieve average annual revenue growth between 7% and 9%, expand adjusted EBITDA margins, and enhance free cash flow generation. As previously stated, due to economic softness and market uncertainty, we do not expect to achieve our long-term revenue growth target this year. However, we anticipate that our overall revenues will continue to grow despite softness in some areas. In addition, adjusted EBITDA margins are expected to expand and we will maintain our focus on generating free cash flow.

Reconciliations

Reconciliation of Adjusted EBITDA to Net Earnings
and Adjusted Operating Profit to Operating Profit
(millions of U.S. dollars)
(unaudited)

	For the Three Months Ended June 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	244	46	102	46	(11)	427	—	427
Less:
Depreciation	(44)	(36)	(42)	(9)	(4)	(135)	—	(135)

Adjusted operating profit	200	10	60	37	(15)	292	—	292
Less:
Amortization	(25)	(23)	(15)	(8)	(2)	(73)	—	(73)

Operating profit	175	(13)	45	29	(17)	219	—	219

Net interest expense and other financing costs								(63)
Income taxes								(43)
Equity in net losses of associates, net of tax								(5)

Earnings from continuing operations								108
Earnings from discontinued operations, net of tax								8

Net earnings								116

	For the Three Months Ended June 30, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	226	41	98	33	(2)	396	4	400
Less:
Depreciation	(40)	(31)	(41)	(6)	(4)	(122)	(2)	(124)

Adjusted operating profit	186	10	57	27	(6)	274	2	276
Less:
Amortization	(23)	(26)	(18)	(5)	(4)	(76)	—	(76)

Operating profit	163	(16)	39	22	(10)	198	2	200

Net losses on disposals of businesses and investments								(4)
Net interest expense and other financing costs								(74)

Income taxes	(25)
Equity in net losses of associates, net of tax	(16)

Earnings from continuing operations	81
Earnings from discontinued operations, net of tax	12

Net earnings	93

	For the Six Months Ended June 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	396	23	196	80	(19)	676	1	677
Less:
Depreciation	(87)	(70)	(87)	(16)	(10)	(270)	—	(270)

Adjusted operating profit	309	(47)	109	64	(29)	406	1	407
Less:
Amortization	(49)	(46)	(31)	(15)	(5)	(146)	—	(146)

Operating profit	260	(93)	78	49	(34)	260	1	261

Net gains on disposals of businesses and investments								56
Net interest expense and other financing costs								(128)
Income taxes								(35)
Equity in net losses of associates, net of tax								(9)

Earnings from continuing operations								145
Earnings from discontinued operations, net of tax								18

Net earnings								163

	For the Six Months Ended June 30, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	364	16	192	63	(32)	603	5	608
Less:
Depreciation	(79)	(60)	(80)	(13)	(9)	(241)	(2)	(243)

Adjusted operating profit	285	(44)	112	50	(41)	362	3	365
Less:
Amortization	(44)	(49)	(33)	(10)	(6)	(142)	—	(142)
Restructuring charges	(4)	—	—	—	(2)	(6)	—	(6)

Operating profit	237	(93)	79	40	(49)	214	3	217

Net losses on disposals of businesses and investments								(1)
Net interest expense and other financing costs								(146)
Income taxes								(11)
Equity in net losses of associates, net of tax								(22)

Earnings from continuing operations								37
Earnings from discontinued operations, net of tax								23

Net earnings								60

Reconciliation of Adjusted EBITDA Margin and Adjusted Operating Profit Margin to
Operating Profit margin
(as a percentage of revenue)

(unaudited)

	For the Three Months Ended June 30, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals	Total
Adjusted EBITDA	31.7%		11.6%		26.9%		25.4%		(20.4%	)	24.2%		—	24.1%
Less:
Depreciation	(5.7%	)	(9.1%	)	(11.1%	)	(5.0%	)	(7.4%	)	(7.7%	)	—	(7.6%	)

Adjusted operating profit	26.0%		2.5%		15.8%		20.4%		(27.8%	)	16.5%		—	16.5%
Less:
Amortization	(3.2%	)	(5.8%	)	(3.9%	)	(4.4%	)	(3.7%	)	(4.1%	)	—	(4.1%	)

Operating Profit	22.8%		(3.3%	)	11.9%		16.0%		(31.5%	)	12.4%		—	12.4%

	For the Three Months Ended June 30, 2002
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals		Total
Adjusted EBITDA	30.8%		10.6%		24.3%		20.8%		(3.6%	)	22.9%		30.8%		23.0%
Less:
Depreciation	(5.4%	)	(8.0%	)	(10.2%	)	(3.8%	)	(7.1%	)	(7.0%	)	(15.4%	)	(7.1%	)

Adjusted operating profit	25.4%		2.6%		14.1%		17.0%		(10.7%	)	15.9%		15.4%		15.9%
Less:
Amortization	(3.2%	)	(6.7%	)	(4.4%	)	(3.2%	)	(7.2%	)	(4.4%	)	—		(4.4%	)

Operating Profit	22.2%		(4.1%	)	9.7%		13.8%		(17.9%	)	11.5%		15.4%		11.5%

	For the Six Months Ended June 30, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals	Total
Adjusted EBITDA	27.4%		3.2%		25.7%		22.9%		(20.0%	)	20.1%		25.0%	20.2%
Less:
Depreciation	(6.0%	)	(9.7%	)	(11.4%	)	(4.6%	)	(10.5%	)	(8.0%	)	—	(8.1%	)

Adjusted operating profit	21.4%		(6.5%	)	14.3%		18.3%		(30.5%	)	12.1%		25.0%	12.1%
Less:
Amortization	(3.4%	)	(6.3%	)	(4.1%	)	(4.3%	)	(5.3%	)	(4.4%	)	—	(4.3%	)

Operating Profit	18.0%		(12.8%	)	10.2%		14.0%		(35.8%	)	7.7%		25.0%	7.8%

	For the Six Months Ended June 30, 2002
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals		Total
Adjusted EBITDA	26.0%		2.2%		23.7%		20.5%		(32.3%	)	18.2%		21.7%		18.3%
Less:
Depreciation	(5.6%	)	(8.3%	)	(9.9%	)	(4.2%	)	(9.1%	)	(7.3%	)	(8.7%	)	(7.3%	)

Adjusted operating profit	20.4%		(6.1%	)	13.8%		16.3%		(41.4%	)	10.9%		13.0%		11.0%
Less:
Amortization	(3.1%	)	(6.9%	)	(4.0%	)	(3.3%	)	(6.1%	)	(4.2%	)	—		(4.3%	)
Restructuring charges	(0.3%	)	—		—		—		(2.0%	)	(0.2%	)	—		(0.2%	)

Operating Profit	17.0%		(13.0%	)	9.8%		13.0%		(49.5%	)	6.5%		13.0%		6.5%

        Certain information in this management's discussion and analysis, particularly under the heading "Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual report on Form 40-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QuickLinks

Reconciliation of Adjusted EBITDA to Net Earnings and Adjusted Operating Profit to Operating Profit (millions of U.S. dollars) (unaudited)
Reconciliation of Adjusted EBITDA Margin and Adjusted Operating Profit Margin to Operating Profit margin (as a percentage of revenue)